UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                                  PROBEX CORP.
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                   742670 20 1
                                 (CUSIP Number)

                                December 31, 2000
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
     Schedule is filed:

         [  ]     Rule 13d-1(b)
         [x ]     Rule 13d-1(c)
         [  ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 742670 20 1              Schedule 13G                Page 1 of 6 Pages


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1        NAME OF REPORTING PERSON             Thomas G. Murray
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (Entities Only)

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)  [ ]

                                                            (b)  [ ]


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3        SEC USE ONLY

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4        CITIZENSHIP OR PLACE OF ORGANIZATION

                                    United States

--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER
                                 1,863,625 (1)
    NUMBER OF
                   -------------------------------------------------------------
      SHARES       6    SHARED VOTING POWER
                                 0
   BENEFICIALLY
                   -------------------------------------------------------------
     OWNED BY      7    SOLE DISPOSITIVE POWER
                                  1,863,625 (1)
       EACH
                   -------------------------------------------------------------
    REPORTING      8    SHARED DISPOSITIVE POWER
                                  0
   PERSON WITH
--------------------------------------------------------------------------------

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,863,625 (1)

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10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

        [  ]

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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                    7.0% (2)

--------------------------------------------------------------------------------

12       TYPE OF REPORTING PERSON*
                                   IN

--------------------------------------------------------------------------------
(1) Includes 85,410 shares of common stock acquirable upon the exercise of warrants and 326,666 shares of common stock acquirable upon the exercise of stock options. Excludes 163,334 shares of common stock acquirable upon the exercise of stock options that have not vested.

(2) Based on 26,226,534 shares of common stock of the Issuer outstanding on January 12, 2001.



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CUSIP No. 742670 20 1              Schedule 13G                Page 2 of 6 Pages


Item 1.

         (a)      Name of Issuer:
                  --------------

                  Probex Corp.

         (b)      Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------

                  13355 Noel Road, Suite 1200
                  Dallas, Texas 75240
Item 2.

         (a)      Name of Person Filing:
                  ---------------------

                  Thomas G. Murray

         (b)      Address of Principal Business Office or, if none, Residence:
                  -----------------------------------------------------------

                  3523 Cooper Creek
                  Denton, Texas 76208

         (c)      Citizenship:
                  -----------

                  United States

         (d)      Title of Class of Securities:
                  ----------------------------

                  Common Stock, $0.001 par value per share

         (e)      CUSIP No.:
                  ---------

                  742670 20 1

Item 3.  Not Applicable.


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CUSIP No. 742670 20 1              Schedule 13G                Page 3 of 6 Pages


Item 4.  Ownership.
         ---------

         The following information relates to the reporting person's ownership of Common Stock, $0.001 par value per share, of the issuer as of February 9, 2001.

         (a)      Amount Beneficially Owned:
                  -------------------------

                                    1,863,625 (1)

         (b)      Percent of Class:
                  ----------------

                                    7.0% (2)

         (c)      Number of Shares as to Which Such Person Has:
                  --------------------------------------------

                           (i)      Sole power to vote or to direct the vote:

                                            1,863,625 (1)

                           (ii)     shared power to vote or to direct the vote:

                                                     0

                           (iii) sole power to dispose or to direct the disposition of:

                                            1,863,625 (1)

                           (iv) shared power to dispose or to direct the disposition of:

                                                     0

Item 5.  Ownership of Five Percent or Less of a Class.
         --------------------------------------------

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

(1) Includes 85,410 shares of common stock acquirable upon the exercise of warrants and 326,666 shares of common stock acquirable upon the exercise of stock options. Excludes 163,334 shares of common stock acquirable upon the exercise of stock options that have not vested.

(2) Based on 26,226,534 shares of common stock of the Issuer outstanding on January 12, 2001.


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CUSIP No. 742670 20 1              Schedule 13G                Page 5 of 6 Pages

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
         ---------------------------------------------------------------

                           Not Applicable.

Item7.   Identification  and Classification of the Subsidiary Which Acquired the
         Security   Being   Reported   on  by  the   Parent   Holding   Company.
         ----------------------------------------------------------------------

                           Not Applicable.



Item 8.  Identification and Classification of Members of the Group.
         ---------------------------------------------------------

                            Not Applicable.

Item 9.  Notice of Dissolution of Group.
         ------------------------------

                            Not Applicable.

Item 10. Certification.
         -------------

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP No. 742670 20 1              Schedule 13G                Page 6 of 6 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2001




                                                /s/ Thomas G. Murray
                                                -------------------------------
                                                Thomas G. Murray